

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 19, 2009

By U.S. Mail and facsimile (703) 883-2511

Mr. Craig G. Blunden
Chairman, President and Chief Executive Officer
Provident Financial Holdings, Inc.
3756 Central Avenue
Riverside, California 92506

> **Re: Provident Financial Holdings, Inc.**
> **Registration Statement on Form S-1/A**
> **File No. 333-162415**
> **Filed November 13, 2009**

Dear Mr. Blunden:

We have reviewed your filing and your response dated November 13, 2009 to our comment letter dated November 2, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1/A filed November 13, 2009

Risk Factors, page 8

1. We note your response to comment 5 of our letter dated November 2, 2009 and the disclosures that you have included in your Form 10-Q for the quarter ended September 30, 2009. Please include a Risk Factor in your registration statement to include a discussion of the specific risks associated with the high percentage of non-traditional loans that are non-performing and fully amortize between one and five years.

Capital Purchase Program, page 23-24

2.   We note your response to comment 12 of our letter dated November 2, 2009. As a result
        of your disclosure in a Form 8-K filed on November 17, 2009, please revise your
        registration statement to include a thorough discussion of your reasons for withdrawing
        your application to participate in the Capital Purchase Program.

Incorporation of Certain Documents by Reference, page 33

3.   We note your response to comment 13 of our letter dated November 2, 2009. Revise
        your registration statement to include all of the documents required by Item 12 of Form
        S-1, which requires incorporation by reference of *proxy or information statements filed
        pursuant to Section 14 of the Exchange Act.* It is insufficient to only incorporate the
        portions of your 2009 proxy materials incorporated by reference into the Form 10-K.

                                        * * * *

        As appropriate, please amend your filings in response to these comments. You may wish
to provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        Please contact either Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any
other questions.

                        Sincerely,

                        Michael Clampitt